December 15, 2023

VIA EDGAR

Mr. Timothy S. Levenberg

Ms. Irene Barberena-Meissner

Ms. Pamela Long

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EG Acquisition Corp.

Proxy Statement on Schedule 14A

Filed November 13, 2023

File No. 001-40444

Proxy Statement on Schedule 14A

Filed December 7, 2023

File No. 001-40444

Dear Mr. Levenberg, Ms. Barberena-Meissner and Ms. Long,

On behalf of our client EG Acquisition Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments of the Staff issued verbally on December 14, 2023 with respect to (i) the proxy statement filed by the Company with the Commission on December 7, 2023 (the “Extension Proxy Statement”) and (ii) the proxy statement filed by the Company with the Commission on November 13, 2023, as supplemented on December 5, 2023 (the “Business Combination Proxy Statement”).

In response to the Staff’s comments, we would supplement the Extension Proxy Statement and the Business Combination Proxy Statement with the applicable supplemental disclosures set forth in Exhibit A.

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Thank you for your assistance in this matter. Please do not hesitate to contact Sean Ewen at Willkie Farr & Gallagher LLP at 212-728-8867 with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP

cc: Gregg S. Hymowitz

Exhibit A

Supplemental Disclosures

Extension Proxy Statement

The risk factor on p. 6 entitled “If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company” is hereby deleted and replaced with the following:

There is significant uncertainty under the Investment Company Act whether certain special purpose acquisition companies with trust account assets held in securities would fall under the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, particularly companies like ours that do not complete its initial business combination within 24 months after the effective date of its registration statement for its initial public offering. If we do not complete the Proposed Business Combination promptly following the special meeting, continue our operations as a special purpose acquisition company following this Annual Meeting and are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company.

There is significant uncertainty under the Investment Company Act of 1940, as amended (the “Investment Company Act”), whether certain special purpose acquisition companies with trust account assets held in securities would fall under the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, particularly companies like ours that do not complete its initial business combination within 24 months after the effective date of its registration statement for its initial public offering. To date, the Company’s decision to invest such funds in money market funds rather than in cash may have created a greater risk that the Company will be deemed an “investment company” than if the Company reinvested such funds in cash.

If we do not complete the Proposed Business Combination promptly following the special meeting, continue our operations as a special purpose acquisition company following this Annual Meeting and are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds.

While, on a go-forward basis, in the event that the Extension Amendment Proposal and the Trust Amendment Proposal are approved and the Extension is implemented, we will, promptly following such time, instruct Continental to liquidate the U.S. government treasury securities or money market funds held in the Trust Account and thereafter to maintain the funds in the Trust Account in cash in an interest-bearing demand deposit account at a bank until the earlier of consummation of a business combination and liquidation of the Company, it is possible that a claim could be made that we have been operating as an unregistered investment company. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company. Were we to liquidate, our warrants would expire worthless, and our stockholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

Further, even if we do complete the Proposed Business Combination promptly following the special meeting, there remains the risk that one or more claims could be made that we have been operating as an unregistered investment company prior to the consummation of the Proposed Business Combination, and we could incur significant fines, penalties, loss to reputation and other material adverse effects on us.

The Question on p. 15 entitled “How are the funds in the Trust Account currently being held?” is hereby deleted and replaced with the following:

Q. How are the funds in the Trust Account currently being held?

The funds in the Trust Account have, since the Company’s initial public offering in May 2021, been held only in U.S. government treasury securities with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries. In order to mitigate the risk of being viewed as operating an unregistered investment company (including pursuant to the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, in the event that the Extension Amendment Proposal and the Trust Amendment Proposal are approved and the Extension is implemented, we will, promptly following such time, instruct Continental, the trustee managing the Trust Account, to liquidate the U.S. government treasury securities or money market funds held in the Trust Account and thereafter to maintain the funds in the Trust Account in cash in an interest-bearing demand deposit account at a bank until the earlier of consummation of a business combination and liquidation of the Company.

The Question on p. 16 entitled “Is the Company subject to the Investment Company Act of 1940?” is hereby deleted and replaced with the following:

Q. Is the Company subject to the Investment Company Act of 1940?

As indicated above, the Company completed its initial public offering in May 2021 and has operated as a blank check company searching for a target business with which to consummate an initial business combination since such time. There is significant uncertainty under the Investment Company Act whether certain special purpose acquisition companies with trust account assets held in securities would fall under the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, particularly companies like ours that do not complete its initial business combination within 24 months after the effective date of its registration statement for its initial public offering.

The risk of being considered to be primarily engaged in investing in securities may increase as the period of time during which the funds held in the Trust Account are invested in securities becomes longer. To date, the Company’s decision to invest such funds in money market funds rather than in cash may have created a greater risk that the Company will be deemed an “investment company” than if the Company reinvested such funds in cash. While, on a go-forward basis, in the event that the Extension Amendment Proposal and the Trust Amendment Proposal are approved and the Extension is implemented, we will, promptly following such time, instruct Continental to liquidate the U.S. government treasury securities or money market funds held in the Trust Account and thereafter to maintain the funds in the Trust Account in cash in an interest-bearing demand deposit account at a bank until the earlier of consummation of a business combination and liquidation of the Company, it is possible that a claim could be made that we have been operating as an unregistered investment company.

If we do not complete the Proposed Business Combination promptly following the special meeting, continue our operations as a special purpose acquisition company after this Annual Meeting and are deemed to be an investment company under the Investment Company Act, the Company would be required to register under Investment Company Act. Registration would subject the Company to substantial regulation and restrictions with respect to, among other things, its capital structure, management, operations, transactions and portfolio composition. The Company would also be subject to significant compliance and disclosure requirements. This would adversely impact its ability to operate in accordance with its business plan. If, as a result of such challenges, the Company were to abandon its efforts to complete the Potential Business Combination, the Company would be required to redeem the public shares, liquidate the Trust Account and dissolve. Such liquidation and dissolution would cause the holders of public shares to lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of its securities. Upon such dissolution, the warrants would expire worthless.

Further, even if we do complete the Proposed Business Combination promptly following the special meeting, there remains the risk that one or more claims could be made that we have been operating as an unregistered investment company prior to the consummation of the Proposed Business Combination, and we could incur significant fines, penalties, loss to reputation and other material adverse effects on us.

The risk factor on p. 6 entitled “The SEC has issued proposed rules to regulate special purpose acquisition companies. Certain of the procedures that we, a business combination target, or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete a business combination and may constrain the circumstances under which we could complete a business combination. The need for compliance with SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose” is hereby deleted and replaced with the following:

The SEC has issued proposed rules to regulate special purpose acquisition companies, which, if implemented, may increase our costs and the time needed to complete a business combination and may constrain the circumstances under which we could complete a business combination.

On March 30, 2022, the SEC issued the SPAC Rule Proposals relating, among other items, to disclosures in business combination transactions between SPACs such as us and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The SPAC Rule Proposals have not yet been adopted, and may be adopted in the proposed form or in a different form that could impose additional regulatory requirements on SPACs. If implemented, the SPAC Rule Proposals, may increase the costs of negotiating and completing a business combination and the time required to consummate a transaction, and may constrain the circumstances under which we could complete a business combination.

Business Combination Proxy Statement

The following risk factor is hereby added on p. 87 under “Risks Related to EGA”.

There is significant uncertainty under the Investment Company Act whether certain special purpose acquisition companies with trust account assets held in securities would fall under the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, particularly companies like ours that do not complete its initial business combination within 24 months after the effective date of its registration statement for its initial public offering. If we do not complete the Business Combination promptly following the Special Meeting, continue our operations as a special purpose acquisition company and are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company.

There is significant uncertainty under the Investment Company Act whether certain special purpose acquisition companies with trust account assets held in securities would fall under the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, particularly companies like ours that do not complete its initial business combination within 24 months after the effective date of its registration statement for its initial public offering. To date, the Company’s decision to invest such funds in money market funds rather than in cash may have created a greater risk that the Company will be deemed an “investment company” than if the Company reinvested such funds in cash.

If we do not complete the Business Combination promptly following the Special Meeting, continue our operations as a special purpose acquisition company and are deemed to be an investment company under the Investment Company Act, our activities would be severely restricted. In addition, we would be subject to additional regulatory burdens and expenses for which we have not allotted funds. As a result, in such circumstances, unless we are able to modify our activities so that we would not be deemed an investment company, we may abandon our efforts to complete an initial business combination and instead liquidate the Company. Were we to liquidate, our warrants would expire worthless, and our stockholders would lose the investment opportunity associated with an investment in the combined company, including any potential price appreciation of our securities.

Further, even if we do complete the Business Combination promptly following the Special Meeting, there remains the risk that one or more claims could be made that we have been operating as an unregistered investment company prior to the consummation of the Business Combination, and we could incur significant fines, penalties, loss to reputation and other material adverse effects on us.